Filed pursuant to Rule 424(b)(5)

SEC File Nos. 333-105774 and 333-36926

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 10, 2003)

U.S.$5,000,000,000

SBC Communications Inc.

U.S.$2,250,000,000 4.125% Global Notes due 2009

U.S.$2,250,000,000 5.100% Global Notes due 2014

U.S.$500,000,000 6.150% Global Notes due 2034

We will pay interest on the 4.125% global notes due 2009 (the “2009 Notes”), 5.100% global notes due 2014 (the “2014 Notes”) and the 6.150% global notes due 2034 (the “2034 Notes” and, together with the 2009 Notes and the 2014 Notes, the “notes”) on March 15 and September 15 of each year. The first such payment will be made on March 15, 2005. We may redeem some or all of the notes at any time at the “make-whole premium” price indicated under the heading “Description of the Notes—Optional Redemption” beginning on page S-12 of this prospectus supplement. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000.

We have applied to have the notes listed on the Luxembourg Stock Exchange in accordance with the rules thereof.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2009 Note	Total	Per 2014 Note	Total	Per 2034 Note	Total
Initial public offering price	99.978%	$2,249,505,000	99.891%	$2,247,547,500	99.778%	$498,890,000
Underwriting discount	0.350%	$7,875,000	0.450%	$10,125,000	0.875%	$4,375,000
Proceeds, before expenses, to SBC	99.628%	$2,241,630,000	99.441%	$2,237,422,500	98.903%	$494,515,000

The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from November 3, 2004 and must be paid by the purchasers if the notes are delivered after November 3, 2004.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company, Clearstream and Euroclear against payment in New York, New York on November 3, 2004.

Joint Book-Running Managers for All Series of Notes

Citigroup	JPMorgan	Barclays Capital

Senior Co-Managers for All Series of Notes

ABN AMRO Incorporated	Banc of America Securities LLC
Deutsche Bank Securities	Goldman, Sachs & Co.

Co-Managers for All Series of Notes

Credit Suisse First Boston	HSBC	Lehman Brothers
Merrill Lynch & Co.	Morgan Stanley	UBS Investment Bank

Co-Managers for 2009 Notes	Co-Managers for 2014 Notes	Co-Managers for 2034 Notes

RBS Greenwich Capital	Blaylock & Partners, L.P.	Guzman & Company
Siebert Capital Markets	The Williams Capital Group, L.P.	Utendahl Capital

Prospectus Supplement dated October 27, 2004.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and accompanying prospectus.

Having made all reasonable inquiries, we confirm that this prospectus supplement and the accompanying prospectus are true and accurate in all material respects and are not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which makes this prospectus supplement or the accompanying prospectus, including any information incorporated by reference herein, as a whole, or any of such information or the expression of any such opinions or intentions misleading. We accept responsibility accordingly.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information contained in this prospectus supplement shall control. If any statement in this prospectus supplement conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document.

This prospectus supplement and the accompanying prospectus may only be used for the purposes for which they have been published.

In this prospectus supplement, “we,” “our,” “us” and “SBC” refer to SBC Communications Inc. and its consolidated subsidiaries.

We are offering the notes globally for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting” beginning on page S-24.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus supplement, the accompanying prospectus and the incorporated documents that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include:

•	adverse economic changes in the markets served by SBC, or countries in which SBC has significant investments;

•	changes in available technology and the effects of such changes, including product substitutions and deployment costs;

•	uncertainty in the U.S. securities market and adverse medical cost trends;

•	the final outcome of FCC proceedings and re-openings of such proceedings, including the Triennial Review and other rulemakings, and judicial review, if any, of such proceedings, including issues relating to access charges, availability and pricing of unbundled network elements and platforms (UNE-Ps) and unbundled loop and transport elements (EELs);

•	the final outcome of state regulatory proceedings in the 13-state area in which our wireline subsidiaries operate (13-state area) and re-openings of such proceedings, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, UNE-Ps and resale and wholesale rates, broadband deployment, performance measurement plans, service standards and traffic compensation;

•	enactment of additional state, Federal and/or foreign regulatory laws and regulations pertaining to our subsidiaries and foreign investments;

•	our ability to absorb revenue losses caused by UNE-P requirements and increasing competition including product/service offerings using alternative technologies (e.g., cable, wireless and VoIP) and to maintain capital expenditures;

•	the extent of competition in our 13-state area and the resulting pressure on access line totals and wireline and wireless operating margins;

•	our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireline and wireless markets;

•	the ability of our competitors to offer product/service offerings at lower prices due to adverse regulatory decisions, including state regulatory proceedings relating to UNE-Ps and non-regulation of comparable alternative technologies (e.g., VoIP);

•	the issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards;

•	the impact of the wireless joint venture with BellSouth Corporation, known as Cingular Wireless, including marketing and product development efforts, customer acquisition and retention costs, access to additional spectrum, network upgrades, technological advancements, industry consolidation, and availability and cost of capital;

•	Cingular’s failure to achieve, in the amounts and within the time frame expected, the capital and expense synergies and other benefits expected from its acquisition of AT&T Wireless and our costs in financing our portion of the merger’s purchase price; and

•	changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, to respond to competition and regulatory and technology developments.

Readers are cautioned that other factors discussed in the documents incorporated by reference in this prospectus supplement and accompanying prospectus, although not enumerated here, also could materially impact our future earnings.

You should not construe these cautionary statements as an exhaustive list or as any admission by us regarding the adequacy of our disclosures. We cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by our forward-looking statements or other statements. In addition, you are urged to consider statements that include the terms “believes,” “belief,” “expects,” “plans,” “objectives,” “anticipates,” “intends” or the like to be uncertain and forward-looking. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear.

We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

SUMMARY OF THE OFFERING

Issuer	SBC Communications Inc.

Securities Offered	U.S.$2,250,000,000 principal amount of 4.125% global notes due 2009.

U.S.$2,250,000,000 principal amount of 5.100% global notes due 2014.

U.S.$500,000,000 principal amount of 6.150% global notes due 2034.

Maturity Dates	September 15, 2009 for the 2009 Notes.

September 15, 2014 for the 2014 Notes.

September 15, 2034 for the 2034 Notes.

Interest Rates

The notes will bear interest from November 3, 2004 at the rate of 4.125% per annum for the 2009 Notes, 5.100% per annum for the 2014 Notes and 6.150% per annum for the 2034 Notes, in each case payable semi-annually in arrears in two equal payments.

Interest Payment Dates	March 15 and September 15 of each year, commencing on March 15, 2005.

Optional Redemption

The notes are redeemable at any time, in whole or in part, at redemption prices equal to their principal amount plus a “make-whole premium,” if any, and accrued and unpaid interest to the redemption date. See “Description of the Notes–Optional Redemption.”

Markets	The notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. See “Underwriting.”

Listing	Application has been made to list the notes on the Luxembourg Stock Exchange.

Form and Settlement

Our notes will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company—known as DTC—as the depositary, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through either DTC (in the United States), Clearstream Banking, Société Anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System (outside of the United States), if they are participants of these systems, or indirectly through organizations which are participants in these systems. Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other hand, will be effected in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. depositary.

Governing Law	The notes will be governed by the laws of the State of New York.

SBC COMMUNICATIONS INC.

SBC was formed as one of several regional holding companies created to hold AT&T Corp.’s local telephone companies. We were incorporated under the laws of the State of Delaware on October 5, 1983. On January 1, 1984, we were spun-off from AT&T pursuant to an anti-trust consent decree, becoming an independent publicly traded telecommunications services provider. At formation, we primarily operated in five southwestern states. SBC subsidiaries merged with Pacific Telesis Group in 1997, Southern New England Telecommunications Corporation in 1998 and Ameritech Corporation in 1999. We are among the largest telecommunications companies in the United States and the world. Our subsidiaries and affiliates operate in the communications services industry both domestically and worldwide providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing. We divide our business into the following groups:

•	wireline, which is primarily land- and wire-based services;

•	Cingular, which is primarily radio wave-based services;

•	directory, which is directory advertising and electronic publishing;

•	international, which is our investments in foreign countries; and

•	other, which is primarily corporate and other operations.

Wireline

Our wireline group primarily sells local and long distance telephone service in California, Texas, Illinois, Michigan, Ohio, Missouri, Connecticut, Indiana, Wisconsin, Oklahoma, Kansas, Arkansas and Nevada. We serve approximately 54 million access lines in this 13-state area. We also sell access to our network to other telephone carriers, internet services and communications equipment. This group is regulated by each of the 13 states mentioned above and by the Federal Communications Commission.

Cingular

Our Cingular group sells local, long distance and roaming services. In the fourth quarter of 2000, we contributed substantially all of our wireless businesses to Cingular Wireless LLC, our joint venture with BellSouth Corporation (“BellSouth”). We own a 60 percent economic interest in the joint venture and control is shared equally. On October 26, 2004, Cingular completed the acquisition of AT&T Wireless Services, Inc. (“AT&T Wireless”). See “Recent Developments.” With the acquisition of AT&T Wireless, Cingular now serves over 47 million customers.

Directory

Our directory group provides yellow and white pages directories, and electronic publishing.

International

Our international group consists of our investments in companies in more than 12 foreign countries, including Denmark, Mexico and South Africa. These foreign companies provide local and long distance, wireless, messaging, Internet services and equipment and directory publishing.

USE OF PROCEEDS

The net proceeds to SBC from the notes offering will be approximately $4.973 billion, after deducting underwriting discounts and commissions and estimated offering expenses. These proceeds will be used to repay $4.973 billion of $8.75 billion of commercial paper and short-term borrowings we incurred to fund a portion of our equity contribution to Cingular to pay our share of the $41 billion merger consideration for the merger of AT&T Wireless with and into Cingular. See “Recent Developments — Cingular’s Acquisition of AT&T Wireless” below.

RECENT DEVELOPMENTS

Cingular’s Acquisition of AT&T Wireless

The manager of Cingular, our wireless joint venture with BellSouth, acquired AT&T Wireless on October 26, 2004 and on October 27, 2004 sold AT&T Wireless to Cingular (the “Acquisition”). With the Acquisition, Cingular now serves over 47 million customers and is the largest provider of mobile wireless voice and data communications services in the U.S., based on the number of wireless customers.

AT&T Wireless reported operating results for the third quarter of 2004 that reflected a 25.6% decrease in operating income, as compared with the third quarter of 2003. These results reflected a 3.7% decrease in total revenue, resulting from a 6.4% decrease in services revenue and a similar decrease in average revenue per user (ARPU), and a 1.7% decrease in expenses. The services revenue decline was due primarily to lower monthly recurring charges received from the postpaid subscriber base and higher promotional incentives to support customer retention efforts during the quarter. For the first nine months of 2004, AT&T Wireless reported a 50.5% decline in operating income, primarily reflecting a 5.6% increase in expenses on flat total revenues. Net subscriber additions during the 2004 third quarter were 170,000, down 25.5% from the prior year third quarter, although up substantially from the 15,000 net additions reported for the second quarter of this year. The net additions this quarter reflected strong gross subscriber additions, largely the result of growth in postpaid subscriber sales, that were partially offset by increases in customer deactivations. Churn was 3.7% during the 2004 third quarter, up from 2.7% in the prior year quarter, reflecting increased subscriber deactivations. AT&T Wireless also reported the receipt of approximately $1.35 billion in net proceeds upon the closing of the sale of its 34% interest in Rogers Wireless to Rogers Communications, Inc. As one of its post-Acquisition priorities, Cingular expects to focus on reducing customer deactivations and increasing the level of customer service.

As a result of the Acquisition, Cingular has access to licenses on the 850 and 1900 MHz bands to provide cellular or PCS wireless communications services covering an aggregate population of potential customers, referred to as “POPs”, of approximately 285 million, or approximately 97% of the U.S. population, including 49 of the 50 largest U.S. metropolitan areas. The addition of new licensed and facilities-covered spectrum as a result of the Acquisition is expected to significantly enhance Cingular’s footprint and its ability to offer new services as well as improve customer satisfaction and retention by improving call clarity and reducing call interruptions. Cingular’s emphasis on retaining customers reflects industry trends that the wireless market is maturing and existing competitors must distinguish themselves through attractive service offerings and quality customer service in order to maintain operating margins. With respect to Cingular’s competitors, AT&T Corp., the former owner of AT&T Wireless, has stated an intention to offer a wireless service and, starting six months after the Acquisition, would be allowed to market such service under the AT&T Wireless brand name. In connection with the completion of the transaction with AT&T Wireless, Cingular agreed to divest assets, including wireless services and spectrum licenses, in parts of 11 states. These divestitures, when made, will not materially affect Cingular’s financial results or business, including Cingular’s ability to provide services in the top 100 metropolitan areas.

Cingular’s wireless networks use equipment with digital transmission technologies known as Global System for Mobile Communication (GSM) technology and Time Division Multiple Access (TDMA) technology. Cingular has completed overlaying its existing TDMA markets to include GSM technology in order to provide a common voice standard throughout its coverage area. Additionally, through roaming agreements with other carriers, Cingular customers have GSM coverage in over 90% of the U.S. Also, Cingular has been adding high-speed technologies for data services known as General Packet Radio Services (GPRS) and Enhanced Data Rates for GSM Evolution (EDGE). Cingular has substantially completed its GSM/GPRS/EDGE network overlay to upgrade its network to third generation (3G) wireless data technology by using EDGE. EDGE technology is Cingular’s choice for a 3G wireless communications standard that will allow customers to access the Internet from their wireless devices at higher speeds than even GPRS.

On October 25, 2004, in connection with the Acquisition, we entered into an investment agreement with BellSouth, Cingular and certain other parties. Under the investment agreement, we and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the merger consideration for the Acquisition. In exchange for this equity contribution, Cingular will be required to issue to us and BellSouth Corporation new membership interests in Cingular. This issuance of new membership interests will not affect our and BellSouth’s relative percentage ownership interests in Cingular and its manager.

In connection with funding our equity contribution to Cingular, we borrowed $8.75 billion through drawings from our $12 billion revolving credit facility and the issuance of commercial paper. The net proceeds from this offering will be used to partially repay those short-term borrowings.

Third Quarter 2004 Financial Information

On October 21, 2004, we reported operating results for the third quarter of 2004. The following third quarter comparisons with the prior year period reflect results from continuing operations only. Our third quarter earnings totaled $1.25 billion, or $0.38 per diluted share. This compares with earnings of $1.19 billion, or $0.36 per diluted share, in the prior year third quarter.

Our revenues totaled $10.3 billion in the third quarter of 2004, up 1.4% compared with the third quarter of 2003. Third quarter results include a net increase to revenues of approximately $60 million from regulatory and other matters, including the California Public Utilities Commission’s September decision on UNE-P rates. Including our proportionate share of Cingular’s revenues, our revenues would have totaled $12.8 billion, up 2.1% versus the prior year third quarter. Our third quarter wireline revenues totaled $9.3 billion, up 1.7%, with wireline consumer revenues up 2.8% versus the prior year third quarter.

Our operating expenses totaled $8.6 billion, flat with the third quarter of 2003. Our operating income margin was 16.5%, compared with 15.4% in the prior year third quarter.

Supplemental Financial Information for Cingular and AT&T Wireless

The table below sets forth amounts reported by Cingular and AT&T Wireless in their public submissions to the Securities and Exchange Commission (“SEC”). Amounts shown do not reflect any eliminations that would have arisen from transactions between the two companies, nor do they reflect any of the significant additional integration expenses expected in the future or transaction expenses that occurred at or around the time of the merger. Synergies that may occur from integration of operations, increase in scale or any other factor have also not been reflected. Cingular will be preparing and expects to file formal pro forma information with the SEC by the end of 2004.

We have a 60% economic interest in Cingular. As a joint venture, we account for our investment in Cingular under the equity method of accounting, recording 60% of Cingular’s earnings as Equity in Net Income of Affiliates. We recorded $21.62 billion contributed to Cingular to complete the AT&T Wireless transaction as an increase in Investments in and Advances to Cingular Wireless, and the related $8.75 billion of debt issued as

Debt Maturing Within One Year and a reduction in Cash and Cash Equivalents of $12.87 billion. See “— Cingular’s Acquisition of AT&T Wireless” above and “Capitalization” below.

	As of or for the nine months ended September 30, 2004		As of or for the year ended December 31, 2003
	Cingular	AT&T Wireless	Cingular	AT&T Wireless
	(In millions of dollars)
	(unaudited)
Operating Revenues	$12,354	$12,507	$15,483	$16,695
Operating Expenses	$10,654	$11,917	$13,194	$15,482
Operating Income	$1,700	$590	$2,289	$1,213
Net Income	$723	$120	$1,022	$442

Debt Maturing Within One Year	$17	$259	$95	$7
Long-Term Debt	$12,652	$10,036	$12,592	$10,459

CAPITALIZATION

The following table sets forth the capitalization of SBC as of September 30, 2004 and as adjusted to reflect (a) our $21.62 billion equity contribution to Cingular to complete the AT&T Wireless acquisition and the related $8.75 billion in short-term debt we issued, and (b) the issuance of $5 billion of the notes net of a discount of $23 million and the application of the net proceeds to repay a portion of that short-term debt. The remaining portion of our equity contribution to Cingular was funded by cash on hand. See “Use of Proceeds” and “Recent Developments” in this prospectus supplement. SBC’s total capital consists of debt (long-term debt and debt maturing within one year), and shareowners’ equity. Since September 30, 2004, there has not been any material change in the information set forth below, except as described elsewhere or in the accompanying prospectus or in any of the documents incorporated by reference into this prospectus supplement. This table reflects certain unaudited consolidated financial information for the nine-month period ended September 30, 2004 that was included in our current report on Form 8-K filed on October 26, 2004. SBC’s share capital is $3.4 billion and consists of 3.4 billion common shares of $1 par value each. As of October 27, 2004, 3.4 billion common shares have been issued and fully paid up.

	As of September 30, 2004
	Unadjusted	As adjusted
	(In millions)
Long-term debt	$16,539	$21,516
Debt maturing within one year	1,703 (1)	5,480 (2)
Shareowners’ equity:
Common shares ($1 par value, 7,000,000,000 authorized, 3,433,124,836 issued)	3,433	3,433
Capital in excess of par value	12,890	12,890
Retained earnings	29,728	29,728
Treasury shares (118,083,413 at cost)	(4,252)	(4,252)
Other adjustments(3)	(1,589)	(1,589)
Shareowners’ equity	$40,210	$40,210

Total capitalization	$58,452	$67,206

(1)	Debt maturing within one year consists principally of the current portion of long-term debt.
(2)	Debt maturing within one year consists principally of the current portion of long-term debt, and commercial paper and other short-term borrowings incurred to fund our equity contribution to Cingular (assuming application of the net proceeds from this offering to repay a portion of our short-term borrowings).
(3)	Other adjustments do not reflect any adjustment to other comprehensive income that would result from the difference in amount of the payments to utilize interest rate locks from the amounts included in other comprehensive income as of September 30, 2004 which reflected interest rates at that time.

SUMMARY FINANCIAL INFORMATION

The following summary of consolidated financial information of SBC as of and for the years ended December 31, 2003 and 2002 was derived from, and is qualified in its entirety by reference to, the audited financial statements and other information and data contained in our annual report on Form 10-K for the year ended December 31, 2003 and has been adjusted to reflect the reclassification of the results from the directory advertising business in Illinois and northwest Indiana to discontinued operations due to the September 2004 sale of those operations. This information should be read in conjunction with those financial statements and other information and data. The summary of unaudited consolidated financial information for the nine-month period ended September 30, 2004, and the summary balance sheet data as of September 30, 2004, were derived from the financial information and other data contained in our current report on Form 8-K filed on October 26, 2004. The summary of unaudited consolidated financial information for the nine-month period ended September 30, 2003, and the summary balance sheet data as of September 30, 2003, were derived from and are qualified in their entirety by reference to the financial statements and other information and data contained in our quarterly report on Form 10-Q for the quarter ended September 30, 2003. See “Where You Can Find More Information—Documents Incorporated by Reference” in this prospectus supplement. For more information on the ratios of earnings to fixed charges, including the method of calculating those ratios, see “Ratio of Earnings to Fixed Charges” in this prospectus supplement.

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2004	2003	2003	2002
	(unaudited)
	(Dollar amounts in millions, except per share amounts)
Financial Data
Operating revenues	$30,500	$30,522	$40,498	$42,821
Operating expenses	25,846	25,408	34,214	34,383
Operating income	4,654	5,114	6,284	8,438
Interest expense	705	973	1,242	1,382
Interest income	376	405	603	561
Equity in net income of affiliates	1,171	1,173	1,253	1,921
Other income (expense), net	862	1,686	1,818	733
Income taxes	2,067	2,434	2,857	2,910
Income from continuing operations	4,291	4,971	5,859	7,361
Income from discontinued operations, net of tax	908	88	112	112
Income before extraordinary item and cumulative effect of accounting change	5,199	5,059	5,971	7,473

Extraordinary item, net of tax	—	—	(7)	—

Cumulative effect of accounting change, net of tax	—	2,541	2,541	(1,820)

Net income	$5,199	$7,600	$8,505	$5,653

Earnings per common share:
Income before extraordinary items and cumulative effect of accounting change	$1.57	$1.52	$1.80	$2.24

Net income	$1.57	$2.29	$2.56	$1.70

Earnings per common share—assuming dilution:
Income before extraordinary items and cumulative effect of accounting change	$1.57	$1.52	$1.80	$2.23
Net income	$1.57	$2.28	$2.56	$1.69

Total assets	$101,986	$101,332	$100,196	$95,129
Long-term debt	$16,539	$16,357	$16,060	$18,536
Total shareowners’ equity	$40,210	$37,885	$38,248	$33,199

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth SBC’s ratio of earnings to fixed charges for each of the periods indicated. At September 30, 2004, no preferred stock was outstanding.

Nine Months Ended September 30,		Year Ended December 31,
2004	2003	1999	2000	2001	2002	2003
7.40	6.77	6.52	6.73	5.83	6.20	6.35

For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles, undistributed earnings from equity investments, interest expense, dividends on preferred securities and one-third of rental expense (the portion of rentals representative of the interest factor) and, for periods from 2000 to 2004, income from discontinued operations. Fixed charges include total interest charges on indebtedness, dividends on preferred securities and one-third of rental expense. The ratio for 1999 has not been restated to give effect to our recent sale of our Illinois and northwest Indiana directory operations due to differences in internal reporting between Ameritech and our directory operations prior to the Ameritech merger and the immaterial impact on the earnings to fixed charges ratio.

MANAGEMENT

Directors

Our directors and their principal occupations as of the date hereof are set forth in the following table.

Name	Present Principal Occupation or Employment

Edward E. Whitacre, Jr.	Chairman of the Board and Chief Executive Officer

Gilbert F. Amelio	Director (Senior Partner, Sienna Ventures)

Clarence C. Barksdale	Director (Member, Board of Trustees, Washington University)

James E. Barnes	Director (Chairman of the Board and Chief Executive Officer (Retired), MAPCO Inc.)

August A. Busch III	Director (Chairman of the Board, Anheuser-Busch Companies, Inc.)

William P. Clark	Director (Of Counsel, Clark, Cali and Negranti, LLP)

Martin K. Eby, Jr.	Director (Retired Chairman of the Board and Chief Executive Officer, The Eby Corporation)

James A. Henderson	Director (Retired Chairman and Chief Executive Officer, Cummins Inc.)

Charles F. Knight	Director (Chairman Emeritus, Emerson Electric Co.)

Lynn M. Martin	Director (Chair of the Council for the Advancement of Women; Advisor to the Firm, Deloitte & Touche LLP)

John B. McCoy	Director (Retired Chairman, BANK ONE CORPORATION)

Mary S. Metz	Director (President, S.H. Cowell Foundation)

Toni Rembe	Director (Partner, Pillsbury Winthrop LLP)

S. Donley Ritchey	Director (Managing Partner, Alpine Partners)

Joyce M. Roché	Director (President and Chief Executive Officer, Girls Incorporated)

Laura D’Andrea Tyson	Director (Dean, London Business School)

Patricia P. Upton	Director (President and Chief Executive Officer, Aromatique, Inc.)

Officers

In addition to the directors named above, the following persons, all of whom are full-time employees of SBC, hold the offices indicated in the following table as of the date hereof.

Name	Position

Edward E. Whitacre, Jr.	Chairman of the Board and Chief Executive Officer

John H. Atterbury III	Group President—IP Services

James W. Callaway	Group President

James D. Ellis	Senior Executive Vice President and General Counsel

Karen E. Jennings	Senior Executive Vice President—Human Resources and Communications

James S. Kahan	Senior Executive Vice President—Corporate Development

Richard G. Lindner	Senior Executive Vice President and Chief Financial Officer

Forrest E. Miller	Group President—External Affairs and Planning

John T. Stankey	Senior Executive Vice President and Chief Technology Officer

Randall L. Stephenson	Chief Operating Officer

Rayford Wilkins, Jr.	Group President and Chief Executive Officer—Enterprise Business Services

The business address of our directors and officers is 175 E. Houston, San Antonio, Texas 78205-2233, U.S.A.

DESCRIPTION OF THE NOTES

The following description of the general terms of the 4.125% global notes due 2009, the 5.100% global notes due 2014 and the 6.150% global notes due 2034 should be read in conjunction with the statements under “Description of Debt Securities We May Offer” in the accompanying prospectus. If this summary differs in any way from the “Summary Description of the Securities We May Issue” in the accompanying prospectus, you should rely on this summary.

General

The notes will be issued under our indenture with The Bank of New York, acting as trustee, as described under “Description of Debt Securities We May Offer” in the accompanying prospectus. The notes will be our unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under our indenture. The notes will constitute three separate series under the indenture. The 2009 Notes will bear interest from November 3, 2004 at the rate of 4.125% per annum, the 2014 Notes will bear interest from November 3, 2004 at the rate of 5.100% per annum and the 2034 Notes will bear interest from November 3, 2004 at the rate of 6.150% per annum. The 2009 Notes will mature on September 15, 2009, the 2014 Notes will mature on September 15, 2014 and the 2034 Notes will mature on September 15, 2034. We will issue our notes in fully registered form only and in minimum denominations of $2,000 and integral multiples of $1,000 thereafter.

We may issue definitive notes in the limited circumstances set forth in “—Form and Title” below. If we issue definitive notes, principal of and interest on our notes will be payable in the manner described below, the transfer of our notes will be registrable, and our notes will be exchangeable for notes bearing identical terms and provisions, at the office of The Bank of New York, the paying agent and registrar for our notes, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Kredietbank S.A. Luxembourgeoise, as the Luxembourg paying and transfer agent, currently located at 43, Boulevard Royal, L-2955, Luxembourg. However, payment of interest, other than interest at maturity or upon redemption, may be made by check mailed to the address of the person entitled to the interest as it appears on the security register at the close of business on the regular record date corresponding to the relevant interest payment date. Notwithstanding this, (1) the depositary, as holder of our notes, or (2) a holder of more than $5 million in aggregate principal amount of notes in definitive form can require the paying agent to make payments of interest, other than interest due at maturity or upon redemption, by wire transfer of immediately available funds into an account maintained by the holder in the United States, by sending appropriate wire transfer instructions as long as the paying agent receives the instructions not less than ten days prior to the applicable interest payment date. The principal and interest payable in U.S. dollars on a note at maturity or upon redemption will be paid by wire transfer of immediately available funds against presentation of a note at the office of the paying agent or the Luxembourg paying and transfer agent.

We will pay interest on our notes in arrears on each March 15 and September 15, commencing on March 15, 2005, to the persons in whose names our notes are registered at the close of business on March 1 and September 1 preceding the respective interest payment date, at the annual rates set forth on the cover page of this prospectus supplement.

For purposes of the notes, a business day means a business day in The City of New York, London and Luxembourg.

Optional Redemption

Our notes will be redeemable, as a whole or in part, at our option, at any time, on at least 30 days’, but not more than 60 days’, prior notice mailed to the registered address of each holder of our notes. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and 12.5 basis points for the 2009 Notes, 15 basis points for the 2014 Notes and 20 basis points for the 2034 Notes. In the case of each of clauses (1) and (2), accrued interest will be payable to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolation (on a day count basis) of the interpolated Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers, appointed by the trustee after consultation with SBC.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Barclays Capital Inc. and their respective affiliates which are primary U.S. Government securities dealers, and their respective successors and, at the option of SBC, other nationally recognized investment banking firms that are primary U.S. government securities dealers. If any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on the note that would be due after the related redemption date but for the redemption. If that redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued on the note to the redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption, unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

In the case of any partial redemption, selection of the notes for redemption will be made by the trustee in compliance with the requirements of the Luxembourg Stock Exchange, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate.

Form and Title

The notes of each series will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, known as DTC, as the depositary, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through either DTC (in the United States), Clearstream Banking, Société Anonyme, which we refer to as “Clearstream Luxembourg,” or Euroclear Bank S.A./N.V., as operator of the Euroclear System (outside of the United States), if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the names of their respective U.S. depositaries on the books of DTC. Citibank, N.A. will act as the U.S. depositary for Clearstream Luxembourg, and JPMorgan Chase Bank will act as the U.S. depositary for Euroclear. Except under circumstances described below, our notes will not be issuable in definitive form. The laws of some states require that certain purchasers of securities take physical delivery of their securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in the global notes.

So long as the depositary or its nominee is the registered owner of the global notes, the depositary or its nominee will be considered the sole owner or holder of our notes represented by the global notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have notes represented by the global notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal and interest payments on notes registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global notes. None of us, the trustee, any paying agent or registrar for our notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global notes or for maintaining, supervising or reviewing any records relating to these beneficial interests.

We expect that the depositary for our notes or its nominee, upon receipt of any payment of principal or interest, will credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interest in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of these participants.

If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global notes. We will also issue notes in definitive form in exchange for the global notes if an event of default has occurred with regard to the notes represented by the global notes and has not been cured or waived. In addition, we may at any time and in our sole discretion determine not to have our notes represented by the global notes and, in that event, will issue our notes in definitive form in exchange for the global notes. In any such instance, an owner of a beneficial interest in the global notes will be entitled to physical delivery in definitive form of notes represented by the global notes equal in principal amount to such beneficial interest and to have such notes registered in its name. Notes so issued in definitive form will be issued as registered notes in minimum denominations of $2,000 and integral multiples of $1,000 thereafter, unless otherwise specified by us. Our definitive notes can be transferred by presentation for registration to the registrar at its New York or Luxembourg offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee duly executed by the holder or his attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive notes.

The Clearing Systems

DTC.    The depositary has advised us as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depositary’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

According to the depositary, the foregoing information with respect to the depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Clearstream Luxembourg.    Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream Luxembourg.

Euroclear.    Euroclear has advised that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and eliminating any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is owned by Euroclear Clearance System Public Limited Company (ECSplc) and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium as the “Euroclear operator.”

The Euroclear operator holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between

Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.

The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services.

Non-participants of Euroclear may hold and transfer book-entry interests in the securities through accounts with a direct participant of Euroclear or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and the Euroclear operator.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the “Terms and Conditions Governing Use of Euroclear” and the related operating procedures of the Euroclear System, and applicable Belgian law, which are collectively referred to as the “terms and conditions.” The terms and conditions govern transfers of notes and cash within Euroclear, withdrawals of notes and cash from Euroclear, and receipts of payments with respect to notes in Euroclear. All notes in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to each series of notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in same-day U.S. dollar funds.

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream Luxembourg participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds.

Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other hand, will be effected in DTC in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. depositary. However, cross-market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to the respective U.S. depositary.

Because of time-zone differences, credits of notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. These credits or any transactions in the notes settled during the processing will be reported to the relevant Clearstream Luxembourg or Euroclear participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although it is expected that DTC, Clearstream Luxembourg and Euroclear will follow the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue such procedures and such procedures may be changed or discontinued at any time.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay as additional interest on our notes such additional amounts as are necessary so that the net payment by us or a paying agent of the principal of and interest on our notes to a person that is a United States alien holder (as defined under the heading “United States Tax Considerations—United States Alien Holders” below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of our notes had no withholding or deduction been required.

Our obligation to pay additional amounts shall not apply:

(1)    to any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner, or a fiduciary, settlor, beneficiary or member of the beneficial owner if the beneficial owner is an estate, trust or partnership, or a person holding a power over an estate or trust administered by a fiduciary holder:

(a)    is or was present or engaged in trade or business in the United States or has or had a permanent establishment in the United States;

(b)    is or was a citizen or resident or is or was treated as a resident of the United States;

(c)    is or was a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or is or was a corporation that has accumulated earnings to avoid United States federal income tax; or

(d)    is or was a “10-percent shareholder” of SBC;

(2)    to any holder that is not the sole beneficial owner of our notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an additional amount had such beneficial owner, beneficiary, settlor or member received directly its beneficial or distributive share of the payment;

(3)    to any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner or any other person failed to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of our notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)    to any tax, assessment or governmental charge that is imposed other than by deduction or withholding by SBC or a paying agent from the payment;

(5)    to any tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;

(6)    to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or any similar tax, assessment or governmental charge;

(7)    to any tax, assessment or other governmental charge any paying agent (which term may include us) must withhold from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

(8)    in the case of any combination of the above items.

Our notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading “—Payment of Additional Amounts” and under the heading “—Redemption Upon a Tax Event,” we do not have to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority.

In particular, we will not pay additional amounts on any note

•	where withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Union Council Directive 2003/48/EC of June 3, 2003 on the taxation of savings income in the form of interest payments, or any law implementing or complying with, or introduced in order to conform to, that Directive, or

•	presented for payment by or on behalf of a beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant global note to another paying agent in a member state of the European Union.

The member states of the European Union have adopted a directive regarding the taxation of savings income. Pursuant to the directive, each member state will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system for a transitional period in relation to these payments. The Council of the European Union has decided that the respective national legislation should be applied by the member states as of July 1, 2005. Investors should rely on their own analysis of the directive and respective laws, and should take advice from their appropriate legal or taxation professionals.

Redemption Upon a Tax Event

If (a) we become or will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, any official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, or (b) a taxing authority of the United States takes an action on or after the date of this prospectus supplement, whether or not with respect to us or any of our affiliates, that results in a substantial probability that we will or may be required to pay such additional amounts, then we may, at our option, redeem, as a whole, but not in part, our notes on any interest payment date on not less than 30 nor more than 60 calendar days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption. However, we may determine, in our business judgment, that the obligation to pay these additional amounts cannot be avoided by the use of reasonable measures available to us, not including substitution of the obligor under our notes. No redemption pursuant to (b) above may be made unless we shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that we will or may be required to pay the additional amounts described herein under the heading “—Payment of Additional Amounts” and we shall have delivered to the trustee a certificate, signed by a duly authorized officer, stating that based on such opinion we are entitled to redeem our notes pursuant to their terms.

Further Issues

We may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date or except for the first payment of interest following the issue date of those further notes. Any further notes will have the same terms as to status, redemption or otherwise as the notes. Any further notes shall be issued pursuant to a resolution of our board of directors, a supplement to the indenture, or under an officers’ certificate pursuant to the indenture.

Notices

Notices to holders of our notes will be published in authorized newspapers in The City of New York, in London and, so long as our notes are listed on the Luxembourg Stock Exchange, in Luxembourg. As long as our notes are listed on the Luxembourg Stock Exchange, these notices will only be valid if the notice is published in a daily leading newspaper with general circulation in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort. We will be deemed to have given this notice on the date of each publication or, if published more than once, on the date of the first publication.

Prescription Period

Any money that we deposit with the trustee or any paying agent for the payment of principal or any interest on any global note of any series that remains unclaimed for two years after the date upon which the principal and interest are due and payable will be repaid to us upon our request unless otherwise required by mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the holder of the global note will be able to seek any payment to which that holder may be entitled to collect only from us.

Amendments

We can make changes to the indenture and the notes under certain circumstances. Some types of changes require the approval of each holder of our notes, others require approval by a majority vote, and some changes do not require any approval at all. For more information on when we need your approval, you should read “Description of Debt Securities We May Offer—Modification and Waiver of Your Contractual Rights” in the accompanying prospectus.

Default and Acceleration of Maturity

You will have special rights if an event of default occurs and is not cured. For instance, if we fail to make any interest payment on a note when it is due, and we do not cure this default within 90 days, this will constitute an event of default. For more information on events of default under our indenture and remedies if an event of default occurs, you should read “Description of Debt Securities We May Offer—Default and Related Matters” in the accompanying prospectus.

Covenants

In our indenture, we covenant to pay the principal of and interest on the notes when due and in the manner provided herein.

We are not subject to any negative covenants under our indenture.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

UNITED STATES TAX CONSIDERATIONS

This section describes the material United States federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire notes in the offering at the offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

Please consult your tax advisor concerning the consequences of owning these notes, in your particular circumstances, under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “—United States Alien Holders” below.

Payments of Interest.    You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Purchase, Sale and Retirement of the Notes.    Your tax basis in your note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your note. Capital gain of a non-corporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a note and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a note:

•	we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest, to you if, in the case of payments of interest:

1.    you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

2.    you are not a controlled foreign corporation that is related to us through stock ownership, and

3.    the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

a.    you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

b.    in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

c.    the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i.    a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.    a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii.    a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d.    the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.    certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.    to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e.    the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; and

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

Further, a note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the note would not have been effectively connected with a United States trade or business of the decedent at the same time.

Backup Withholding and Information Reporting

United States Holders

In general, if you are a non-corporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, any premium and interest on your note. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your note before maturity within the United States. Additionally, backup withholding will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

United States Alien Holders

In general, if you are a United States alien holder, payments of principal, premium or interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “—United States Alien Holders” are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of interest on your notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

In addition, payment of the proceeds from the sale of notes effected at a United States office of a broker will not be subject to backup withholding and information reporting on such a sale, provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

1.    an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

2.    other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

1.    one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

2.    such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the 2009 Notes, the 2014 Notes and the 2034 Notes indicated in the following table. Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Principal Amount of 2009 Notes	Principal Amount of 2014 Notes	Principal Amount of 2034 Notes
Citigroup Global Markets Inc.	U.S.$630,002,000	U.S.$630,002,000	U.S.$140,000,000
J.P. Morgan Securities Inc.	630,002,000	630,002,000	140,000,000
Barclays Capital Inc.	427,500,000	427,500,000	95,000,000
ABN AMRO Incorporated	112,500,000	112,500,000	25,000,000
Banc of America Securities LLC	112,500,000	112,500,000	25,000,000
Deutche Bank Securities Inc.	112,500,000	112,500,000	25,000,000
Goldman, Sachs & Co.	112,500,000	112,500,000	25,000,000
Credit Suisse First Boston LLC	14,062,000	14,062,000	3,125,000
HSBC Securities (USA) Inc.	14,062,000	14,062,000	3,125,000
Lehman Brothers Inc.	14,062,000	14,062,000	3,125,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,062,000	14,062,000	3,125,000
Morgan Stanley & Co. Incorporated	14,062,000	14,062,000	3,125,000
UBS Securities LLC	14,062,000	14,062,000	3,125,000
Greenwich Capital Markets, Inc.	14,062,000	—	—
Muriel Siebert & Co., Inc.	14,062,000	—	—
Blaylock & Partners, L.P.	—	14,062,000	—
The Williams Capital Group L.P.	—	14,062,000	—
Guzman & Company	—	—	3,125,000
Utendahl Capital Partners, L.P.	—	—	3,125,000

Total	U.S.$2,250,000,000	U.S.$2,250,000,000	U.S.$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.200% of the principal amount of the 2009 Notes, 0.300% of the principal amount of the 2014 Notes and 0.500% of the principal amount of the 2034 Notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the 2009 Notes, 0.125% of the principal amount of the 2014 Notes and 0.250% of the principal amount of the 2034 Notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The notes are being offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

Each of the underwriters has agreed that it will not offer, sell or deliver any of our notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to our notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on us except as set forth in the underwriting agreement.

Each underwriter has represented and agreed that it and each of its affiliates: (i) has not offered or sold and, prior to the expiry of the period of six months from the settlement date, will not offer or sell any notes to any persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, known as “FSMA”) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and (iii) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan and each of the underwriters and each of its affiliates has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly in Japan or to any resident of Japan, except pursuant to any exemption from the registration requirement of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

Each underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance of Hong Kong, and (ii) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession for the purpose of issue, and will not issue or have in its possession for the purpose of issue, in Hong Kong, any advertisement, invitation, or document relating to the notes, other than with respect to notes which are or are intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

Each underwriter has represented and agreed that it has not offered or sold and will not offer or sell any of the notes, nor will it circulate or distribute this prospectus supplement and accompanying prospectus or any other offering document or material in connection with the offer of notes, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”), (ii) to a sophisticated investor in accordance with the conditions, specified in Section 106D of the Singapore Companies Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the Singapore Companies Act.

The notes may not be offered, transferred, sold or delivered, directly or indirectly, as part of their initial distribution or at any time thereafter, in The Netherlands other than to banks, pension funds, insurance companies, securities firms, investment institutions, central government, large international and supranational organizations and other entities (including, among others, treasuries and finance companies of large enterprises) which trade or invest in securities in the conduct of their business or profession.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $100,000. The underwriters have agreed to reimburse certain of our estimated expenses, excluding underwriting discounts and commissions, in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates are party to our $12 billion revolving credit facility and, as a result, may receive more than 10% of the net proceeds from this offering to the extent those proceeds are used to repay amounts owed under the credit facility. Accordingly, this offering will be made in compliance with NASD Conduct Rule 2710(h).

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters are dealers under our commercial paper program and may receive proceeds from this offering.

We have been advised that certain underwriters may make the notes available for distribution on the Internet through a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. We have also been advised by such underwriters that Market Axess Corporation is providing the system as a conduit for communications between such underwriters and their respective customers and is not a party to any transactions. Market Axess Corporation is a registered broker-dealer and will receive compensation from such underwriters based on transactions conducted through the system. Such underwriters will make the notes available to their respective customers through the Internet on the same terms as distributions of the notes made through other channels. Other than this prospectus supplement, the accompanying prospectus and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any web site is not a part of this prospectus supplement, the accompanying prospectus or any registration statement of which they form a part.

VALIDITY OF SECURITIES

James D. Ellis, Senior Executive Vice President and General Counsel of SBC, is passing upon the validity of our notes for us.

Sullivan & Cromwell LLP, New York, New York, is passing upon the validity of our notes for the underwriters. Sullivan & Cromwell LLP from time to time performs legal services for us.

EXPERTS

The consolidated financial statements and financial statement schedules of SBC Communications Inc. appearing (or incorporated by reference) in SBC Communications Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included (or incorporated by reference) therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION—DOCUMENTS INCORPORATED BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. SBC’s Internet address is www.sbc.com.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2003, our quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and our current reports filed on Form 8-K dated May 27, June 10, June 17, July 1, July 28, August 18, September 1, September 24, October 13, October 19, October 26 and October 27, 2004.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

SBC’s Specialist-External Reporting

SBC Communications Inc.

175 E. Houston

San Antonio, Texas 78205-2233

(210) 351-3049

Attention: External Reporting

Documents incorporated by reference will also be made available free of charge at the main office of the Luxembourg paying and transfer agent:

Kredietbank S.A. Luxembourgeoise

43, Boulevard Royal

L-2955,

Luxembourg

GENERAL INFORMATION

Luxembourg Paying and Transfer Agent

We have appointed Kredietbank S.A. Luxembourgeoise as the Luxembourg paying and transfer agent. We will maintain a paying and transfer agent in Luxembourg as long as our notes are listed on the Luxembourg Stock

Exchange. For as long as our notes are listed on the Luxembourg Stock Exchange, we will publish any changes as to the identity or location of the Luxembourg paying and transfer agent in a leading daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

For as long as the notes are listed on the Luxembourg Stock Exchange, payment of principal and interest on our definitive notes may be made through the office of the Luxembourg paying and transfer agent. Payment of interest and principal will be made in accordance with the procedures set forth in “Description of the Notes – General” above.

For so long as the notes are listed on the Luxembourg Stock Exchange, our definitive notes may be transferred by presentation for registration to the Luxembourg paying and transfer agent in accordance with the procedures set forth in “Description of the Notes – Form and Title” above.

Listing

Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, our certificate of incorporation and by-laws and a legal notice relating to the issuance of the notes have been deposited prior to listing with Registre de Commerce et des Société à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus, the indenture, the underwriting agreement and our annual report on Form 10-K for the year ended December 31, 2003, our quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 as well as all future annual reports, quarterly reports and financial current reports filed on Form 8-K, so long as any of the notes are outstanding and listed on the Luxembourg Stock Exchange, will be made available free of charge at the main office of Kredietbank S.A. Luxembourgeoise at 43, Boulevard Royal, L-2955, Luxembourg. We are required to file our annual report on Form 10-K for the year ended December 31, 2004, which includes our audited financial statements for the year ended December 1, 2004, within 60 days after the end of our fiscal year. Kredietbank S.A. Luxembourgeoise will act as intermediary between the Luxembourg Stock Exchange and us and the holders of the notes as long as the notes are in global form.

The Directive of the European Parliament and of the Council (2003/0045 (COD) the “Transparency Directive”) regarding the harmonization of transparency requirements relating to financial information of issuers whose securities are admitted to trading on a regulated market in the European Union, such as the Luxembourg Stock Exchange, is now required to be implemented by EU member states. If the Transparency Directive is implemented or takes effect in Luxembourg in a manner that would require us to publish or produce financial statements according to accounting principles or standards that are different from US GAAP, or that would otherwise impose requirements on us that we, in our discretion, determine are not reasonable, we may delist the notes. In these circumstances, there can be no assurance that we would obtain an alternative admission to listing, trading and/or quotation for the notes by another listing authority, exchange and/or system within or outside the European Union. For information regarding the notice requirements associated with any delisting decision, see “Description of the Notes—Notices.”

Authorization

The notes will be issued pursuant to authority granted by our board of directors on September 27, 2002, as that authority may be supplemented from time to time.

Material Change

There has been no material adverse change in the financial position or operations of SBC and its subsidiaries on a consolidated basis since December 31, 2003, except as disclosed herein or in the documents incorporated by reference.

Litigation

Except as disclosed in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, we are not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the notes, nor, so far as we are aware, are any such litigation, arbitration or administrative proceedings involving us pending or threatened.

Clearing Systems

The notes have been accepted for clearance through DTC, Euroclear and Clearstream (Common Code: 020490802, ISIN: US78387GAN34 and CUSIP: 78387GAN3 for the 2009 Notes; Common Code: 020490896, ISIN: US78387GAP81 and CUSIP: 78387GAP8 for the 2014 Notes; and Common Code: 020490977, ISIN: US78387GAQ64 and CUSIP: 78387GAQ6 for the 2034 Notes).

PROSPECTUS

U.S. $7,750,000,000

SBC Communications Inc.

Debt Securities
Preferred Stock
Depositary Shares
Common Stock

By this prospectus, we may offer from time to time up to U.S.$7,750,000,000 of debt securities, shares of preferred stock, depositary shares representing fractions of shares of preferred stock, or shares of common stock.

When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “SBC”. Any common stock offered will be listed, subject to notice of issuance, on these exchanges.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 10, 2003.

i

DESCRIPTION OF SBC COMMUNICATIONS INC.

SBC Communications Inc. is a holding company incorporated under the laws of the State of Delaware in 1983. Through our subsidiaries and affiliates, we provide wireline and wireless telecommunications services and equipment, directory advertising, and other products and services. Our principal executive offices are located at 175 E. Houston Street, San Antonio, Texas 78205-2233. Our telephone number is (210) 821- 4105. We maintain an Internet site at the following location (which is not an active link): http://www.sbc.com.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of SBC for the periods indicated. At March 31, 2003, no preferred stock was outstanding.

Three Months Ended March 31,		Year Ended December 31,
2003	2002	1998	1999	2000	2001	2002
9.99	5.77	6.79	6.52	6.81	5.95	6.36

For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles, undistributed earnings from equity investment, interest expenses, dividends on preferred securities and one-third of rental expense (the portion of rentals representative of the interest factor). Fixed charges include total interest charges on indebtedness and one-third of rental expense.

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement, we will use the proceeds from the sale of the securities for the following corporate purposes:

•	to provide funds to repay our long- and short-term debt, if any,

•	to provide the funds we need to diversify our activities,

•	to provide funds for our subsidiaries, and

•	to provide funds for our general corporate purposes.

SUMMARY DESCRIPTION OF THE SECURITIES WE MAY ISSUE

We may use this prospectus to offer up to U.S. $7,750,000,000 (or the equivalent) of:

•	Senior debt securities. These debt securities may be convertible or exchangeable into preferred stock, depositary shares, common stock or equity securities of a third party issuer. They will be unsecured and will rank equally with all of our other unsubordinated and unsecured debt.

•	Preferred stock, par value $1.00 per share. The preferred stock may be convertible or exchangeable into other preferred stock, including depositary shares, common stock or equity securities of a third party issuer. We can offer different series of preferred stock with different dividend, liquidation, redemption and voting rights.

•	Depositary shares. We have the option of issuing depositary shares that would represent a fraction of a share of preferred stock.

•	Common stock, par value $1.00 per share.

In the case of securities that are exchangeable for securities of a third party issuer, the applicable prospectus supplement will give you more information about this issuer, the terms of its securities and the document in which they are described. Our securities include securities denominated in U.S. dollars, but we can choose to issue securities in any other currency, including the Euro.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these securities.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, our debt securities will be governed by a document called the indenture. The indenture is a contract between us and The Bank of New York, which acts as trustee for you. The trustee has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later under “—Remedies if an Event of Default Occurs”.

•	Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your securities to new buyers and sending you notices.

We may issue as many distinct series of securities under the indenture as we wish. This section summarizes terms of the securities that are common to all series. Most of the financial terms and other specific terms of your series are described in the prospectus supplement attached to the front of this prospectus. Those terms may vary from the terms described here. The prospectus supplement may also describe special federal income tax consequences of the debt securities.

This Section Is Only a Summary

This section and your prospectus supplement summarize all the material terms of the indenture and your debt securities. They do not, however, describe every aspect of the indenture and your debt securities.

The indenture and its associated documents, including your debt securities, contain the full text of the matters described in this section and your prospectus supplement. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our registration statement. See “—Where You Can Find More Information” below for information on how to obtain a copy. Section references in the description that follows relate to the indenture.

Legal Ownership of Debt Securities

We can issue debt securities in registered or bearer form or both, or in the form of one or more global securities. We refer to those who have debt securities registered in their own names on the books that we or the trustee maintain for this purpose, or who hold bearer certificates representing bearer debt securities, as the “holders” of those debt securities. These persons are the legal holders of the debt securities. We refer to those who, indirectly through others, own beneficial interests in debt securities that are not registered in their own names, as “indirect holders” of those debt securities. As we discuss below, indirect holders are not legal holders, and investors in debt securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue debt securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means debt securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

For registered debt securities, only the person in whose name a debt security is registered is recognized under the indenture as the holder of that debt security. Debt securities issued in global form will be issued in the form of a global security registered in the name of the depositary or its participants. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors in a book-entry security will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future we may terminate a global security or issue debt securities initially in non-global form. In these cases, investors may choose to hold their debt securities in their own names or in “street name”. Debt securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those debt securities through an account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, not holders, of those debt securities.

Legal Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose—e.g., to amend the applicable indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the applicable indenture—we would seek approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Holders of Bearer Debt Securities

We will offer debt securities in bearer form only outside of the United States to non-U.S. persons. You generally are a non-U.S. person if you are not:

•	a citizen or resident of the United States;

•	a corporation or partnership, including an entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

In addition, under certain circumstances we may offer bearer securities to offices of some U.S. financial institutions located outside the United States. We will describe any special restrictions on the offer, sale and delivery of bearer debt securities and any special federal income tax considerations applicable to bearer debt securities in the prospectus supplement.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What Is a Global Security?

A global security is a security held by a depositary, which represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular debt security indicates that the debt security will be issued in global form only, then the debt security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under “—Special Situations When a Global Security Will Be Terminated”. If termination occurs, we may issue the debt securities through another book-entry clearing system or decide that the debt securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “—Legal Ownership of Debt Securities” above;

•	An investor may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may (and we understand that DTC will) require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above under “—Legal Ownership of Debt Securities”.

The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived. We discuss defaults later under “—Default and Related Matters”.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary—and not we or the trustee—is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 2.08(f) and (g))

In the remainder of this section “you” means direct holders and not “street name” or other indirect holders of securities. Indirect holders should read the previous subsection entitled “Legal Ownership of Debt Securities”.

Overview of Remainder of This Section

The remainder of this section summarizes:

•	Additional mechanics relevant to the securities under normal circumstances, such as how you transfer ownership and where we make payments;

•	Your rights under several special situations, such as if we merge with another company, or if we want to change a term of the securities; and

•	Your rights if we default or experience other financial difficulties.

Additional Mechanics

Form, Exchange and Transfer

The securities will be issued:

•	in fully registered or in unregistered (bearer) form; and

•	in denominations that are even multiples of $1,000. (Section 2.02(a)(8))

You may have your securities broken into more securities of smaller denominations or combined into fewer securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange”. (Section 2.08(a))

If you are holding bearer securities and it is permitted by the terms of your series of debt securities, you may exchange bearer debt securities for an equal amount of registered or bearer debt securities of the same series and date of maturity. No bearer debt securities will be exchanged for registered securities if in doing so we would suffer adverse consequences under any U.S. law applicable to the exchange. Registered debt securities may not be exchanged for bearer debt securities.

You may exchange or transfer your securities at the office of the registrar. The registrar acts as our agent for registering securities in the names of holders and for transferring and exchanging securities, as well as maintaining the list of registered holders. We have appointed The Bank of New York to perform the role of registrar. We may change this appointment to another entity or perform it ourselves. In order to exchange bearer securities, you have to deliver them to the paying agent, together with all unmatured coupons for interest and all matured coupons in default. (Section 2.08(b))

We can designate additional registrars or paying agents, acceptable to the trustee, and they would be named in the prospectus supplement. We may cancel the designation of any particular registrar or paying agent. We may also approve a change in the office through which any registrar or paying agent acts. We must maintain a registrar and paying agent office in the Borough of Manhattan in New York City. If at any time we do not maintain a registrar or paying agent, the trustee will act as such. (Section 2.04)

There is no charge for exchanges and transfers.    You will not be required to pay a service charge to transfer or exchange securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the registrar is satisfied with your proof of ownership. (Section 2.08)

At certain times, you may not be able to transfer or exchange your securities.    If we redeem any series of securities, or any part of any series, then we may prevent you from transferring or exchanging these securities. We may do this during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders so we can prepare the mailing. We may also refuse to register transfers or exchanges of securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 2.08(d))

Replacing Your Lost or Destroyed Certificates

If you bring a mutilated certificate or coupon to the trustee, we will issue a new certificate or coupon to you in exchange for the mutilated one. Please note that the trustee may have additional requirements that you must meet in order to do this. (Section 2.09)

If you claim that a certificate or coupon has been lost, completely destroyed, or wrongfully taken from you, then the trustee will give you a replacement certificate or coupon if you meet the trustee’s requirements. Also, we may require you to provide reasonable security or indemnity to protect us from any loss we may incur from replacing your certificates or coupons. We may also charge you for our expenses in replacing your security. (Section 2.09)

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the registrar’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the “record date” and is stated in the prospectus supplement. (Section 2.05) Holders buying and selling securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the record date. The most common manner is to adjust the sales price of the securities to prorate interest fairly between buyer and seller. This prorated interest amount is called “accrued interest.”

We will pay interest, principal and any other money due on the securities at the corporate trust office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 8 West, New York, New York 10286. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks. (Section 2.05)

“Street Name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents”. We may also choose to act as our own paying agent. We must notify you if we change the paying agents for any particular series of securities. (Section 2.04)

Payment of Bearer Securities

We will only pay interest on bearer debt securities when you present and surrender the coupons for the interest installments evidenced by the bearer securities as they mature. You have to present your coupons at a paying agency of SBC located outside of the United States. We will maintain a non-U.S. paying agent for two years after the principal of a series of bearer debt securities has become due. We will continue to maintain the paying agent after that period, if it is necessary to comply with U.S. tax law or regulations. We will provide the paying agent with the necessary funds for payment upon reasonable notice. We generally will not make any payments in the United States. However, if payment outside of the United States is illegal or precluded by exchange controls or similar restrictions in a foreign country, we may instruct the trustee to make payments at a paying agent located in the United States. (Section 2.05(c))

You can prove your ownership of a bearer security by presenting the actual security, or a certificate or affidavit executed by the person holding the bearer security or executed by a depositary with whom the bearer securities were deposited, if the trustee is satisfied with the certificate or affidavit. (Section 2.07(b))

Notices

We and the trustee will send notices regarding the securities only to direct holders, using their addresses as listed in the trustee’s records. (Section 10.02)

Regardless of who acts as paying agent, all money we forward to a paying agent that remains unclaimed will, at our request, be repaid to us at the end of two years after the amount was due to the direct holder. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 8.03)

Special Situations

Mergers and Similar Transactions

We are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell our assets, the other company may not be organized under the laws of a foreign country. It must be a corporation organized under the laws of a State or the District of Columbia or under federal law.

•	The company we merge into or sell to must agree to be legally responsible for our debt securities.

•	The merger, sale of assets or other transaction must not cause a default on the securities, and we must not already be in default, unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described below under “—Events of Default—What Is an Event of Default?”. A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded. (Section 5.01)

Modification and Waiver of Your Contractual Rights

Under certain circumstances, we can make changes to the indenture and the securities. Some types of changes require the approval of each security holder affected, some require approval by a majority vote, and some changes do not require any approval at all. (Sections 9.01 – 9.06)

Changes Requiring Your Approval.    First, there are changes that cannot be made to your securities without your specific approval. Following is a list of those types of changes:

•	reduce the percentage of holders of securities who must consent to a waiver or amendment of the indenture;

•	reduce the rate of interest on any security or change the time for payment of interest;

•	reduce the principal due on any security or change the fixed maturity of any security;

•	waive a default in the payment of principal or interest on any security;

•	change the currency of payment on a security;

•	in the case of convertible or exchangeable securities, make changes to your conversion or exchange rights that would be adverse to your interests;

•	change the right of holders to waive an existing default by majority vote;

•	reduce the amount of principal or interest payable to you following a default or change your conversion or exchange rights, or impair your right to sue for payment; and

•	make any change to this list of changes that require your specific approval. (Section 9.02(a))

Changes Requiring a Majority Vote.    The second type of change to the indenture and the securities is the kind that requires a vote in favor by security holders owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the securities. The same vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the securities listed in the first category described previously under “Changes Requiring Your Approval” unless we obtain your individual consent to the waiver. (Section 9.02(a))

Changes Not Requiring Your Approval.    The third type of change does not require any vote by holders of securities. This type is limited to clarifications of ambiguous contract terms and other changes that would not adversely affect holders of the securities. (Section 9.01)

Further Details Concerning Voting.    When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the securities were accelerated to that date because of a default.

•	For securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent determined on the date of original issuance of these securities.

Securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. A security does not cease to be outstanding because we or an affiliate of us is holding the security. (Section 2.10)

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding securities that are entitled to vote or take other action under the indenture. However, the indenture does not oblige us to fix any record date at all. If we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date and must be taken within 90 days following the record date. (Section 9.02(b))

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the securities or request a waiver.

Discharge of Our Obligations

We can fully discharge ourselves from any payment or other obligations on the securities of any series if we make a deposit for you with the trustee. The deposit must be held in trust for your benefit and the benefit of all other direct holders of the securities and must be a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the securities on their various due dates.

However, we cannot discharge ourselves from the obligations under any convertible or exchangeable securities, unless we provide for it in the terms of these securities and the prospectus supplement.

If we accomplish full discharge, as described above, you will have to rely solely on the trust deposit for repayment of the securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

We will indemnify the trustee and you against any tax, fee or other charge imposed on the U.S. government obligations we deposited with the trustee or against the principal and interest received on these obligations. (Sections 8.01 - 8.04)

Redemption

We May Choose to Redeem Your Securities

We may be able to pay off your securities before their normal maturity. If we have this right with respect to your specific securities, the right will be mentioned in the prospectus supplement. It will also specify when we can exercise this right and how much we will have to pay in order to redeem your securities.

If we choose to redeem your securities, we will mail written notice to you not less than 30 days prior to redemption, and not more than 60 days prior to redemption. Also, you may be prevented from exchanging or transferring your securities when they are subject to redemption, as described under “—Form, Exchange and Transfer” above. (Article 3)

Liens on Assets

The indenture does not restrict us from pledging or otherwise encumbering any of our assets and those of our subsidiaries.

Default and Related Matters

Ranking Compared to Other Creditors

The securities are not secured by any of our property or assets. Accordingly, your ownership of securities means you are one of our unsecured creditors. The securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. However, the trustee has a right to receive payment for its administrative services prior to any payment to security holders after a default.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default?  The term “event of default” with respect to any series of securities means any of the following:

•	We fail to make any interest payment on a security when it is due, and we do not cure this default within 90 days.

•	We fail to make any payment of principal when it is due at the maturity of any security or upon redemption.

•	We fail to comply with any of our other agreements regarding a particular series of securities or with a supplemental indenture, and after we have been notified of the default by the trustee or holders of 25% in principal amount of the series, we do not cure the default within 90 days.

•	We file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the prospectus supplement occurs.

Remedies if an Event of Default Occurs

You will have the following remedies if an event of default occurs:

Acceleration.    If an event of default has occurred and has not been cured or waived, then the trustee or the holders of 25% in principal amount of the securities of the affected series may declare the entire principal amount of and any accrued interest on all the securities of that series to be due and immediately payable. An acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the securities of the affected series, if all events of default have been cured or waived. (Section 6.02)

Special Duties of Trustee.    If an event of default occurs, the trustee will have some special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. (Section 7.01)

Majority Holders May Direct the Trustee to Take Actions to Protect Their Interests.    The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an “indemnity”. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the relevant series of debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture. (Section 6.05)

Individual Actions You May Take if the Trustee Fails to Act.    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	During the 60-day period, the holders of a majority in principal amount of the securities of that series do not give the trustee a direction inconsistent with the request. (Section 6.06)

However, you are entitled at any time to bring an individual lawsuit for the payment of the money due on your security on or after its due date. (Section 6.07)

Waiver of Default

The holders of a majority in principal amount of the relevant series of debt securities may waive a default for all the relevant series of debt securities. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your debt security, however, without your individual approval. (Section 6.04)

We Will Give the Trustee Information About Defaults Annually

Every year we will give to the trustee a written statement of one of our officers certifying that to the best of his or her knowledge we are in compliance with the indenture and the debt securities, or else specifying any default. (Section 4.03)

The trustee may withhold from you notice of any uncured default, except for payment defaults, if it determines that withholding notice is in your interest. (Section 7.05)

“Street name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to make or cancel a declaration of acceleration.

Original Issue Discount Securities

The debt securities may be issued as original issue discount securities, which will be offered and sold at a substantial discount from their principal amount. Only a discounted amount will be due and payable when the trustee declares the acceleration of the maturity of these debt securities after an event of default has occurred and continues, as described under “—Remedies if an Event of Default Occurs” above.

Conversion of Convertible Debt Securities

Your debt securities may be convertible into our preferred stock, including depositary shares representing preferred stock, or common stock, or they may be exchangeable for equity securities of another issuer if the prospectus supplement so provides. If your debt securities are convertible or exchangeable, the prospectus supplement will include provisions as to whether conversion or exchange is mandatory, at your option or at our option. The prospectus supplement would also include provisions regarding the adjustment of the number of shares of common stock or other securities you will receive upon conversion or exchange. In addition, the prospectus supplement will contain the conversion price or exchange price and mechanisms for adjusting this price. In the case of exchangeable debt securities, the prospectus supplement will set forth information about the issuer for whose securities you would exchange your debt, or where that information can be found.

We may not adjust the exchange or conversion price

Unless it is specified in the prospectus supplement, we will not adjust the exchange or conversion price of your debt securities for interest on your securities or for any dividends payable on the new securities you will receive. However, if you convert or exchange your securities between a regular record date for the payment of interest and the next following interest payment date, you must include funds equal to the interest that would be payable on your securities on this following interest payment date. We are not required to issue fractional shares of preferred stock, depositary shares or common stock, but, unless we otherwise specify in the prospectus supplement, we will pay you a cash adjustment calculated on the basis of the following:

•	for debt securities convertible into preferred stock or depositary shares, the liquidation preference of the series of preferred stock;

•	for common stock, the market value of the common stock; and

•	for exchangeable debt securities, the market value of the securities that you will exchange your securities for.

Tax Consequences

You may be deemed to have received a taxable distribution that would be taxed as a dividend under U.S. federal income tax law in a number of circumstances resulting from an adjustment of, or a failure to adjust, the conversion or exchange price of your securities.

Regarding the Trustee

We maintain banking relationships in the ordinary course of business with the trustee. The trustee is also the trustee under indentures with others of our subsidiaries.

DESCRIPTION OF PREFERRED STOCK

The following briefly summarizes the material terms of our preferred stock other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any series of preferred stock we offer, which will be described in more detail in the prospectus supplement relating to that series. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. In addition, for each series of preferred stock, we will file a certificate of designations containing the specific terms of the series as an exhibit to the registration statement or we will incorporate it by reference before we issue any preferred stock.

General

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share. Under our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series. To establish a series of preferred stock the board must set the following terms:

•	the number of shares to be included in the series;

•	the designation, powers, preferences and rights of the shares of the series;

•	the qualifications, limitations or restrictions of the series; and

•	the variations as between each series.

Before we issue any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock. Stockholders will not need to approve these resolutions.

As of June 1, 2003, no shares of preferred stock were outstanding.

Terms Contained in Prospectus Supplement

A prospectus supplement will contain the dividend, liquidation, redemption and voting rights of a series of preferred stock. The prospectus supplement will describe the following terms of a series of preferred stock:

•	the designation and stated value per share of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which we will issue the preferred stock;

•	the dividend rate or method of calculation, the payment dates for dividends and the dates from which dividends will start to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights;

•	whether we have elected to offer depositary shares, as described below under “Description of Depositary Shares”; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights or restrictions.

No Preemptive Rights

The holders of preferred stock will have no preemptive rights to buy any additional shares. The preferred stock will be, when issued, fully paid and nonassessable. Neither the par value nor the liquidation preference can show you the price at which the preferred stock will actually trade on or after the date of issuance. The applicable prospectus supplement will describe some of the U.S. federal income tax consequences of the purchase and ownership of the series of preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares evidenced by depositary receipts. Each depositary receipt represents a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to those depositary shares.

We will describe the transfer agent for each series of preferred stock in the applicable prospectus supplement.

Description of Depositary Shares

The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that we offer. You should also read the deposit agreement relating to the particular series of preferred stock and the more detailed description of the deposit agreement in the prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered.

General

We will deposit the shares of any series of preferred stock represented by depositary shares according to the provisions of a deposit agreement between us and a bank or trust company which we will select as our preferred stock depositary. The depositary must have its principal office in the United States and have a combined capital and surplus of at least $50,000,000. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share. These rights include dividend, voting, redemption, conversion and liquidation rights. The depositary will send you all reports and communications which we will deliver to the depositary and which we have to furnish to you.

The following is a summary of the deposit agreement. For more complete information, you should read the entire agreement and the depositary receipt. Directions on how to obtain copies of these are provided under “—Where You Can Find More Information” below.

Depositary Receipts

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to anyone who is buying the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement. We will either file the forms of deposit agreement and depositary receipt as exhibits to the registration statement of which this prospectus is a part, or we will incorporate them by reference into that registration statement.

While definitive engraved depositary receipts (certificates) are being prepared, we may instruct the depositary to issue temporary depositary receipts, which will entitle you to all the rights of the definitive depositary receipts and be substantially in the same form. The depositary will prepare definitive depositary receipts without unreasonable delay, and we will pay for the exchange of your temporary depositary receipts for definitive depositary receipts.

Withdrawal of Preferred Stock

You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares which you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other cash distributions it receives on preferred stock, after deducting its fees and expenses. You will receive these distributions in proportion to the number of depositary shares you own. The depositary will distribute only whole U.S. dollars and cents. The depositary will add any fractional cents not distributed to the next sum received for distribution to record holders of depositary shares.

In the event of a non-cash distribution, the depositary will distribute property to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make such a distribution, in which case the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, then we will give the necessary proceeds to the depositary. The depositary will then redeem the depositary shares using the funds they received from us for the preferred shares. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 nor more than 60 days before the date fixed for redemption at the holders’ addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price payable per share for the applicable series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem the depositary shares representing the shares of preferred stock on the same day. If fewer than all the depositary shares of a series are to be redeemed, the depositary shares will be selected by lot or ratably as the depositary will decide.

After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding. Therefore, all your rights as holders of the depositary shares will cease, except that you will still be entitled to receive any cash payable upon the redemption and any money or other property to which you were entitled at the time of redemption.

Voting the Preferred Stock

How do you vote?    The depositary will notify you of any upcoming vote and arrange to deliver our voting materials to you, if you are a holder of record at that time. The record date for determining if you are a holder of depositary shares is the same as the record date for the preferred stock. The materials you will receive will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct the depositary to vote the shares underlying your depositary receipts as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, to vote the shares as you instruct. We agree to do anything the depositary asks us to do in order to enable it to vote as you instruct. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

Conversion or Exchange

What happens when we convert preferred stock into other securities, or exchange it for securities of another company?    The depositary will convert or exchange all your depositary shares on the same day that the preferred stock underlying your depositary receipts is converted or exchanged. In order for the depositary to do so, we will need to deposit the other preferred stock, common stock or other securities into which the preferred stock is to be converted or for which it will be exchanged.

The exchange or conversion rate per depositary share will be equal to:

•	the exchange or conversion rate per share of preferred stock, multiplied by the fraction of a share of preferred stock represented by one depositary share,

•	plus all money and any other property represented by the depositary shares, and

•	including all amounts paid by us for dividends that have accrued on the preferred stock on the exchange or conversion date and that have not yet been paid.

The following are some more terms of conversions and exchanges that you should keep in mind:

The depositary shares, as such, cannot be converted or exchanged into other preferred stock, common stock, securities of another issuer or any other securities or property of us. Nevertheless, if so specified in the applicable prospectus supplement, you may be able to surrender the depositary receipts to the depositary with written instructions asking the depositary to instruct us to convert the preferred stock represented by the depositary shares into other shares of preferred stock or common stock of us or to exchange the preferred stock for securities of another issuer. If you have this right, we have agreed that we will cause the conversion or exchange of the preferred stock using the same procedures as we use for the delivery of preferred stock. If you are only converting part of your depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that you do not convert or exchange.

Taxation

As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition,

•	no gain or loss will be recognized for U.S. federal income tax purposes upon the exchange of depositary shares for preferred stock as provided in the deposit agreement,

•	the tax basis of the shares of preferred stock received in exchange for depositary shares will be the same as the aggregate tax basis of the depositary shares exchanged therefore, and

•	if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

Amendment and Termination of the Deposit Agreement

How may the deposit agreement be amended?    We may agree with the depositary to amend the deposit agreement and the form of depositary receipt without your consent at any time. However, if the amendment adds or increases fees or charges or prejudices an important right of holders, it will only become effective with the approval of holders of at least a majority of the affected depositary shares then outstanding. If an amendment becomes effective, and you continue to hold your depositary receipts, you are deemed to agree to the amendment and to be bound by the amended deposit agreement.

How may the deposit agreement be terminated?    The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed;

•	each share of preferred stock has been converted into or exchanged for common stock; or

•	a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with our liquidation, dissolution or winding-up.

We may also terminate the deposit agreement at any time we wish. If we do so, the depositary will give you notice of termination not less than 30 days before the termination date. Once you surrender your depositary receipts to the depositary, it will send you the number of whole or fractional shares of the series of preferred stock underlying your depositary receipts.

Charges of Depositary and the Expenses

We will pay all transfer and other taxes and governmental charges in connection with the existence of the depositary arrangements. We will pay charges of the depositary for the initial deposit of the preferred stock and any redemption. You will pay other transfer and other taxes and governmental charges and the charges that are expressly provided in the deposit agreement to be for your account.

Limitations on Our Obligations and Liability to Holders of Depositary Receipts

The deposit agreement expressly limits our obligations and the obligations of the depositary to you. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement in good faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the depositary receipts or the deposit agreement on your behalf or on behalf of any other party, unless you provide us with satisfactory indemnity;

•	may rely upon any written advice of counsel or accountants and on any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Resignation and Removal of Depositary

The depositary may resign at any time by notifying us of its election to do so. In addition, we may remove the depositary at any time. The resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal and the new depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF COMMON STOCK

Our authorized share capital consists of 7,010,000,000 shares, of which 7,000,000,000 are common shares having a par value of $1 per share and 10,000,000 are preferred shares having a par value of $1 per share. As of April 30, 2003, 3,322,320,836 shares of common stock were outstanding. The common stock is listed on the NYSE, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol “SBC”.

The following briefly summarizes the provisions of our restated certificate of incorporation and our bylaws that are important for you. Both documents are incorporated by reference as exhibits to the registration statement and you can obtain them as described below in “Where you can find more information”.

You should note that some of the provisions of our restated certificate of incorporation and the bylaws may tend to deter any potential unfriendly tender offers or other efforts to obtain control of us. At the same time, these provisions will tend to assure continuity of management and corporate policies and to induce any persons seeking control or a business combination with us to negotiate on terms acceptable to our then-elected board of directors.

General

All outstanding shares of common stock are, and any shares of common stock offered will, when issued, be fully paid and nonassessable.

We typically do not issue physical stock certificates. Instead, we record evidence of your stock ownership solely on our corporate records. However, we will issue a physical stock certificate to you if you so request.

Holders of common stock do not have any conversion, redemption, preemptive or cumulative voting rights. In the event of our dissolution, liquidation or winding-up, common stockholders share ratably in any assets remaining after all creditors are paid in full, including holders of our debt securities and after the liquidation preference of holders of preferred stock has been satisfied.

The transfer agent for the common stock is EquiServe Trust Company NA, P.O. Box 43010, Providence, Rhode Island 02940-3010.

Dividends

Common stockholders are entitled to participate equally in dividends when dividends are declared by our board of directors out of funds legally available for dividends.

Voting Rights

Each holder of common stock is entitled to one vote for each share for all matters voted on by common stockholders. Holders of common stock may not cumulate their votes in the election of directors. Directors are elected by a plurality of the votes cast, while all other matters are determined by a majority of the votes cast, unless otherwise required by law or our restated certificate of incorporation.

At least 40% of the shares entitled to vote at the meeting must be present in person or by proxy, in order to constitute a quorum.

Board of Directors

Our bylaws provide that our board of directors shall be divided into three classes each consisting of an equal, or as nearly equal as possible, number of directors. Each class will be elected for a three-year term, and the term of each class will expire in succeeding years. It will, therefore, require elections in three consecutive years to reelect or to replace our entire board of directors. At any meeting of our board of directors, a majority of the total number of the directors constitutes a quorum.

Supermajority Vote for Business Combinations

Our bylaws also provide that a number of business combinations must be approved by an affirmative vote of the holders of 66% of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. A vote of approval is required for any of the following business combinations to which an interested stockholder beneficially owning more than ten percent of the voting stock or any of its affiliates is a party:

•	mergers or consolidations;

•	sales, leases, exchanges, mortgages or other dispositions of property in excess of $10,000,000 fair market value;

•	any issuance or transfer of securities of us or one of our subsidiaries having a fair market value of $10,000,000 or more;

•	any plan or proposal for liquidation or dissolution; and

•	reclassifications of securities or recapitalization of SBC.

The 66% vote of approval is not required if :

•	the business combination is approved by a majority of directors not affiliated with any interested stockholder; or

•	the consideration received for their interest in SBC reflects a fair value for their interest in SBC, which is determined by a formula described in the bylaws; and

•	certain other requirements are met, including maintenance of dividends during the business combination and the furnishing of information about the business combination to our stockholders.

Amendment of Bylaws

Our restated certificate of incorporation requires a two-thirds affirmative vote of the stockholders to amend any bylaw, which provides for:

•	the maximum number of directors on our board;

•	a classified board with staggered terms of office; or

•	approval by the stockholders or by our board of directors of any business combination.

Action without Stockholder Meeting

Our restated certificate of incorporation also requires that stockholders representing at least two-thirds of the total number of shares must sign a written consent for any action without a meeting of the stockholders.

PLAN OF DISTRIBUTION

We may sell securities to purchasers, directly through agents, dealers, or underwriters, or through a combination of any of those methods of sale.

The distribution of the securities may be made from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

Through Agents

We and the agents designated by us may solicit offers to purchase securities. Agents that participate in the distribution of securities may be deemed underwriters under the Securities Act of 1933. We will name any agent that will participate in the distribution of the securities, and any commission we will pay to it will be described in the prospectus supplement. Any agent will be acting on a “best efforts” basis for the period of its appointment, unless we indicate differently in the prospectus supplement.

To Dealers

The securities may be sold to a dealer as principal. The dealer may then resell the securities to the public at varying prices determined by it at the time of resale. The dealer may be deemed to be an underwriter under the Securities Act of 1933.

To Underwriters

The securities may also be sold to one or more underwriters and we will then execute an underwriting agreement with them at the time of sale. The names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters to resell the securities.

Convertible, Redeemable and Exchangeable Securities

If we choose to offer debt securities or preferred stock that is convertible, redeemable or exchangeable into or for third-party securities, we will identify in the applicable prospectus supplement:

•	the third party,

•	the third-party securities offered,

•	all documents filed by the third party pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of the third party’s last completed fiscal year, to the extent the third party is subject to the periodic reporting requirements of the Exchange Act, and

•	the document containing the description of the third-party securities.

We may enter into indemnification agreements with underwriters, dealers, agents and other persons participating in the distribution of securities, who will then be entitled to indemnification by us against some civil liabilities. The indemnification covers liabilities under the Securities Act.

Delayed Delivery Arrangements

We may authorize underwriters, dealers or other persons acting as our agents to solicit offers from a number of institutions to purchase securities from us. We will indicate our intention to do this in the prospectus supplement. The contracts for these purchases will provide for payment and delivery on a future date or dates.

These institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others and must be approved by us. The obligations of purchasers under these contracts will be unconditional, except that:

•	at the time of delivery, the purchase of the securities shall not be prohibited under the laws of the jurisdiction of the purchaser, and

•	if the securities are also being sold to underwriters, we have to sell the securities not sold for delayed delivery to the underwriters.

The underwriters, dealers and other persons will not have any responsibility for the validity or performance of these contracts.

VALIDITY OF SECURITIES

Unless otherwise indicated in the prospectus supplement, the validity of the securities offered by this prospectus will be passed upon for us by Mr. James D. Ellis, Senior Executive Vice President and General Counsel of SBC, and for any underwriters, dealers or agents by Sullivan & Cromwell LLP, New York, New York. As of May 23, 2003, Mr. Ellis owned less than 1% of the outstanding shares of SBC. Sullivan & Cromwell LLP from time to time performs legal services for SBC.

EXPERTS

Our audited consolidated financial statements and financial statement schedules included in our annual report on Form 10-K for the year ended December 31, 2002, which are incorporated by reference in this prospectus, have been examined by Ernst & Young LLP, independent auditors. They have been so incorporated in reliance on the report given on the authority of Ernst & Young LLP as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information incorporated by reference is considered part of this prospectus, and any information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed with the SEC:

•	Our annual report on Form 10-K for the year ended December 31, 2002.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003.

•	Any other reports we file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

•	We also incorporate by reference any documents that we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering. If any statement in this prospectus conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document.

If you request them, we will provide you with a free copy of any of the above documents, including exhibits specifically incorporated by reference in those documents. You may make your request by calling us at (210) 351-3049, or by writing to us at the following address:

SBC’s Specialist-External Reporting

SBC Communications Inc.

175 E. Houston Street

San Antonio, Texas 78205-2233

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, we filed a registration statement (No. 333-105774 ) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

PRINCIPAL OFFICE OF SBC COMMUNICATIONS INC.

175 E. Houston

San Antonio, Texas 78205-2233

TRUSTEE AND REGISTRAR

The Bank of New York

101 Barclay Street

New York, New York 10286

LUXEMBOURG PAYING AGENT/TRANSFER AGENT/LISTING AGENT

Kredietbank S.A. Luxembourgeoise

43, Boulevard Royal

L-2955

Luxembourg

LEGAL ADVISERS TO THE UNDERWRITERS

As to United States Law:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

AUDITORS TO SBC COMMUNICATIONS INC.

Ernst & Young LLP

Frost Bank Towers

Suite 1900

100 West Houston Street

San Antonio, Texas 78205-1457

U.S.$5,000,000,000

SBC Communications Inc.

U.S.$2,250,000,000 4.125% Global Notes due 2009

U.S.$2,250,000,000 5.100% Global Notes due 2014

U.S.$500,000,000 6.150% Global Notes due 2034

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers for All Series of Notes

Citigroup	JPMorgan	Barclays Capital

Senior Co-Managers for All Series of Notes

ABN AMRO Incorporated	Banc of America Securities LLC
Deutsche Bank Securities	Goldman, Sachs & Co.

Co-Managers for All Series of Notes

Credit Suisse First Boston	HSBC	Lehman Brothers
Merrill Lynch & Co.	Morgan Stanley	UBS Investment Bank

Co-Managers for 2009 Notes	Co-Managers for 2014 Notes	Co-Managers for 2034 Notes

RBS Greenwich Capital	Blaylock & Partners, L.P.	Guzman & Company
Siebert Capital Markets	The Williams Capital Group, L.P.	Utendahl Capital